SHANE DALY Vice President and Associate General Counsel (212) 314-3912 Fax: (212) 314-3959

April 29, 2020

VIA EDGAR AND EMAIL

Suzanne Hayes

United States Securities and Exchange Commission

Office of Capital Markets Trends

Division of Corporate Finance

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company (“AXA Equitable”)

Acceleration Request

Registration Statement on Form S-3

File No. 333-236443

CIK 0000727920

Dear Ms. Hayes:

On April 21, 2020, AXA Equitable filed Pre-Effective Amendment No. 1 to the above-captioned registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”) with respect to the Escrow Shield Plus contract issued by AXA Equitable.

Request for Acceleration of the Effectiveness of the Registration Statement

On behalf of the Registrant and the principal underwriter, AXA Distributors, LLC, we hereby request acceleration of the effectiveness of the Registration Statement, pursuant to Rule 461 under the Securities Act, so that the Registration Statement will be declared effective at 9:00 a.m. on May 1, 2020, or as soon as practicable thereafter. In this connection, the Registrant and the principal underwriter, AXA Distributors, LLC, have authorized me to represent on their behalf that they are aware of their obligations under the Securities Act.

Please contact the undersigned at (212) 314-3912 if you have any questions regarding the Registration Statement or this request.

Very truly yours,

/s/ Shane Daly
Shane Daly
AXA Equitable Life Insurance Company